Marvel Digital Limited wins the 1st Prize "Technological Achievement Grand
Award" at the 2018 Hong Kong Awards for Industries!

12 December 2018

Congratulations to Marvel Digital Limited ("MDL"), the biggest winner at the 2018 Hong Kong Awards for Industries ("HKAI") winning a remarkable achievement award - "Technological Achievement Grand Award".

All winners on stage with the Chief Executive of HKSAR, Mrs. Carrie Lam, and other HKSAR governors.

2018 Hong Kong Awards for Industries Awards Presentation Ceremony-cum-Cocktail Reception held on 11 December 2018 at the Hong Kong Science Park Convention and Exhibition Centre in Shatin. The honorable Mrs. Carrie Lam Cheng Yuet-Ngor, the Chief Executive of the Hong Kong Special Administrative Region ("HKSAR"), has officiated at the Ceremony.

Championed by the Government, HKAI launched in 2005 by merging the former Hong Kong Awards for Industry and Hong Kong Awards for Services, established in 1989 and 1997 respectively. The HKAI aims to recognize the outstanding performance and achievements of Hong Kong enterprises in enhancing their competitiveness in various aspects, and in pursuit of high technology and high value-added activities and to commend excellence in various aspects of their performance. Over the years, HKAI has recognized and commended the excellent performance of about 1,060 companies.

The judging criteria for the "Technological Achievement Grand Award" won by MDL includes Technology Merits and Intellectual Property, the impact of technology on the industry and the market recognition of the technology. We are honored to be awarded, not only proving Hong Kong's emphasis on intellectual property; our product has a positive impact on the industry with constant competition and progress to create better products. Our advanced image rendering algorithm technology for glasses-free 3D display developed to let consumers view 3D images without wearing 3D glasses, bringing a refreshing experience to consumers and the market. With the advance of science and technology, being awarded is a recognition for all local inventors. It also proves to the world that Hong Kong's innovation and the strength of scientific research cannot be ignored.

Dr. Herbert Lee, Chairman of MDL, said, "This award is significant for us. It is a recognition of the Hong Kong Special Administrative Region government to MDL for our scientific and technological research and development which shows our leading position in the industry. We are happy and grateful to be able to contribute to the community."

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

For further information on this announcement, please contact:

Mr. George Yatzis
Company Secretary
E: compsec@imtechltd.com

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet, and TV on a cloud-bases platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE